SEC File No. 70-9793

                                       And

                              SEC FILE NO. 70-9941



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS




                                FirstEnergy Corp.

-----------------------------------------------------
                                                     :
In the matter of                                     :
FirstEnergy Corp.                                    :    Certificate Pursuant
                                                     :    to Rule 24 of Partial
                                                     :    Completion of
                                                     :    Transactions
SEC File No. 70-9793                                 :
SEC File No. 70-9941                                 :
(Public Utility Holding Company Act                  :
of 1935)                                             :
-----------------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended December 31, 2002 are attached as following exhibits:

          Exhibit
          1-1 Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
          1-2 Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
          1-3 Balance Sheet and Income Statement of OES Ventures, Inc. - filed pursuant to request for confidential treatment.
          1-4 Balance Sheet and Income Statement of Centerior Communications Holdings, Inc. - filed pursuant to request for confidential treatment.
          1-5 Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
          1-6 Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc. - filed pursuant to request for confidential treatment.

     Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2. During the period October 1, 2002 through December 31, 2002, there was no Development Activity. Investments made during the fourth quarter 2002 are as follows:

     Category                      Investment
     --------                   ----------------
                                (In Thousands $)

     Rule 58 Subsidiaries            $3,048

3. During the fourth quarter of 2002, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.


4. During the fourth quarter of 2002, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect

     Subsidiary  of  the   Nonutility   Holding   Companies   from  the  Utility
     Subsidiaries.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:


                                                                                     Type of
                                                                                     Type of
Name of Company                                                                     Subsidiary                % Ownership
---------------                                                                     ----------                -----------

American Transmission Systems, Incorporated (ATSI)                                      US                         100
Centerior Service Company (Inactive)                                                                               100
FE Acquisition Corp. (Inactive)                                                         NUHC                       100
    Mid-Atlantic Energy Development Co. (Inactive)                                                                 100
FE Holdings, L.L.C. (Inactive)                                                                                       -
FELHC, Inc.                                                                             ERC                        100
FirstEnergy Facilities Services Group, LLC (FEFSG)                                      NUHC                       100
    Ancoma, Inc.                                                                        ERC                        100
    Colonial Mechanical Corporation                                                     ERC                        100
    Dunbar Mechanical, Inc.                                                             ERC                        100
    Edwards Electrical & Mechanical, Inc.                                               ERC                        100
    Elliott-Lewis Corporation                                                           ERC                        100
       A.A. Duckett, Inc. ERC 100 E-L Enterprises, Inc. NUHC 100
         Modern Air Conditioning, Inc.                                                  ERC                        100
           Airdex Air Conditioning Corporation                                          ERC                        100
         R.L. Anderson, Inc. ERC 100 Sautter Crane Rental, Inc. ERC 100
    The Hattenbach Company                                                              ERC                        100
    L.H. Cranston and Sons, Inc.                                                        ERC                        100
    Roth Bros., Inc.                                                                    ERC                        100
    R.P.C. Mechanical, Inc.                                                             ERC                        100
    Spectrum Controls Systems                                                           ERC                        100
    Webb Technologies, Inc.                                                             ERC                        100
FirstEnergy Nuclear Operating Company (FENOC)                                           ERC                        100
FirstEnergy Properties, Inc. (FirstEnergy Properties)                                   RES                        100
    BSG Properties, Inc. (Inactive)                                                     RES                        100
First Communications, LLC                                                               ETC                        31.08
FirstEnergy Securities Transfer Company                                                 FS                         100
FirstEnergy Service Company (FECO)                                                      ERC                        100
FirstEnergy Solutions Corp. (FES)                                                       ERC                        100
    FirstEnergy Generation Corp. (GenCo)                                                EWG                        100
    FirstEnergy Engineering, Inc.                                                       ERC                        100
FirstEnergy Ventures Corp. (FirstEnergy Ventures)                                       NUHC                       100
    Advanced Technologies Development Corp.                                             ETC                        100
    Bay Shore Power Company                                                             ERC                        100
    Centerior Communications Holdings, Inc.                                             NUHC                       100
       Fiber Venture Equity, Inc. (Inactive)                                            ETC                        100
       AFN Finance Company No. 3, LLC                                                   ETC                        100
    Centerior Energy Services, Inc.                                                     ERC                        100
    Centerior Power Enterprises, Inc. (Inactive)                                                                   100
    Engineered Processes, Ltd.                                                          ERC                        50
    Eastroc Technologies, LLC                                                           ERC                        50
    FirstEnergy Telecommunications Corp.                                                ETC                        100
    Warrenton River Terminal, Ltd.                                                      ERC                        100
GPU Advanced Resources, Inc. (GPUAR)                                                    ERC                        100



                                                                                      Type of
Name of Company                                                                      Subsidiary                % Ownership
---------------                                                                      ----------                -----------

GPU Capital, Inc. (GPU Capital)                                                         FUCO                       100
    GPU Electric, Inc. (GPU Electric)                                                   FUCO                       100
      GPU Argentina Holdings, Inc.                                                      FUCO                       100
        GPU Argentina Services S.R.L.                                                   FUCO                       100
        GPU Empresa Distribuidora Electrica                                             FUCO                         -
          Regional, S.A. (EMDERSA)                                                      FUCO                       100
      GPU Australia Holdings, Inc.                                                      FUCO                       100
        Austran Holdings, Inc.                                                          FUCO                       100
      GPU International Australia Pty Ltd.                                              FUCO                       100
      EI UK Holdings, Inc.                                                              FUCO                       100
          Aquila Sterling Holdings LLC                                                  FUCO                       20.1*
             Avon Energy Partners Holdings                                              FUCO                       100
                 Midlands Electricity plc                                               FUCO                       100
GPU Diversified Holdings LLC (GPUDH)                                                    NUHC                       100
    GPU Solar, Inc.                                                                     ERC                        50
    GPU EnerTech Holdings, Inc.                                                         ERC                        100
    GPU Distributed Power, Inc.                                                         ERC                        100
    Ballard Generation Systems Inc.                                                     ERC                        12
GPU Nuclear, Inc. (GPUN)                                                                ERC                        100
    Private Fuel Storage LLC                                                            ERC                        10.1
GPU Power, Inc. (GPU Power)                                                             EWG                        100
    Barranquilla Lease Holding, Inc.                                                    EWG                        100
      Los Amigos Leasing Company, Ltd.                                                  EWG                        100
    EI Barranquilla, Inc.                                                               EWG                        100
      Termobarranquilla, S.A.                                                           EWG                        28.67
    EI Canada Holding Limited                                                           EWG                        100
      EI Services Canada Limited                                                        EWG                        100
      EI Brooklyn Power Limited                                                         EWG                        100
        EI Brooklyn Investments Limited                                                 EWG                        100
    EI International                                                                    EWG                        100
      GPUI Colombia, Ltda.                                                              EWG                        100
    GPU Power Philippines, Inc.                                                         EWG                        100
      Magellan Utilities Development Corporation                                        EWG                        40
    Guaracachi America, Inc.                                                            EWG                        100
      Empresa Guaracachi S.A.                                                           EWG                        50
    International Power Advisors, Inc.                                                  EWG                        100
    NCP Ada Power, Inc. (Inactive)**                                                    EWG                        100
    NCP Energy, Inc.**                                                                  EWG                        100
    Syracuse Orange Partners LP                                                         EWG                          -
GPU Service, Inc. (GPUS)                                                                ERC                        100
GPU Telcom Services, Inc. (GPU Telcom)                                                  ETC                        100
Jersey Central Power & Light Company (JCP&L)                                            US                         100
    JCP&L Preferred Capital, Inc.                                                       FS                         100
      JCP&L Capital L.P.                                                                FS                         100
    JCP&L Transition Funding, LLC                                                       FS                         100
    Saxton Nuclear Experimental Corporation                                             ERC                        44
MARBEL Energy Corporation (MARBEL)                                                      ERC                        100
    Marbel HoldCo, Inc.                                                                 NUHC                       100
      Great Lakes Energy Partners, LLC                                                  ERC                        50
    Northeast Ohio Natural Gas Corp.                                                    ERC                        100
Metropolitan Edison Company (Met-Ed)                                                    US                         100
    Met-Ed Preferred Capital II, Inc.                                                   FS                         100
      Met-Ed Capital II, L.P.                                                           FS                         100
        Met-Ed Capital Trust                                                            FS                         100
    Saxton Nuclear Experimental Corporation                                             ERC                        32
    York Haven Power Company                                                            US                         100

                                       3



                                                                                      Type of
Name of Company                                                                      Subsidiary               % Ownership
---------------                                                                      ----------               -----------

MYR Group Inc. (MYR)                                                                    ERC                        100
    The L. E. Myers Company                                                             ERC                        100
    Hawkeye Construction, Inc.                                                          ERC                        100
    MYRcom, Inc.                                                                        ERC                        100
    MYRpower, Inc.                                                                      ERC                        100
    Great Southwestern Construction, Inc.                                               ERC                        100
    Harlan Electric Company                                                             ERC                        100
      Sturgeon Electric Company, Inc.                                                   ERC                        100
      ComTel Technology, Inc.                                                           ERC                        100
    Power Piping Company                                                                ERC                        100
    D.W.Close Company, Inc.                                                             ERC                        100
Pennsylvania Electric Company (Penelec)                                                 US                         100
    Nineveh Water Company                                                               ERC                        100
    Penelec Preferred Capital II, Inc.                                                  FS                         100
      Penelec Capital II, L.P.                                                          FS                         100
        Penelec Capital Trust                                                           FS                         100
    Saxton Nuclear Experimental Corporation                                             ERC                        24
    The Waverly Electric Light and Power Company                                        US                         100
Ohio Edison Company (OE)                                                                US                         100
    OES Capital, Inc.                                                                   FS                         100
    OES Finance, Inc.                                                                   FS                         100
    OES Nuclear, Inc.                                                                   FS                         100
    OES Ventures, Inc.                                                                  NUHC                       100
    Ohio Edison Financing Trust                                                         FS                         100
    Ohio Edison Financing Trust II (Inactive)                                           FS                         100
    Pennsylvania Power Company (Penn)                                                   US                         100
      Cranberry Square Associates, L.P.                                                 RES                        50
    McDonald Corporate Tax Credit Fund Limited Partnership                              RES                        12.37
    McDonald Ohio Tax Credit Fund-1996 Limited Partnership                              RES                        42.13
    McDonald Ohio Tax Credit Fund-1998 Limited Partnership                              RES                        30.94
    Apollo Tax Credit Fund III, L.P.                                                    RES                        33.33
    Apollo Tax Credit Fund IX, L.P.                                                     RES                        99.99
    Boston Capital Corporate Tax Credit Fund X, L.P.                                    RES                        10.93
    Boston Capital Corporate Tax Credit Fund XIV, L.P.                                  RES                        14
    Boston Capital Corporate Tax Credit Fund XVII, L.P.                                 RES                        99
    Marion Senior Housing Limited Partnership                                           RES                        29.21
The Cleveland Electric Illuminating Company (CEI)                                       US                         100
    Cleveland Electric Financing Trust I                                                FS                         100
    Centerior Funding Corporation                                                       FS                         100
    The Toledo Edison Capital Corporation                                               FS                         10
The Toledo Edison Company (TE)                                                          US                         100
    The Toledo Edison Capital Corporation                                               FS                         90
AFN Finance Company No. 1, LLC                                                          ETC                        100
Kinetic Ventures I, LLC                                                                 ERC                        11.11
Kinetic Ventures II, LLC                                                                ERC                        14.28
PowerSpan Corp.                                                                         ERC                        18.63
The Alliance Participants Administrative and Startup
    Activities Company, LLC                                                             ERC                        10
UMICO Holdings, Inc. (Inactive)                                                                                    36

*    EI UK Holdings,  Inc. owns 50% voting (20.1%  economic)  interest in Aquila
     Sterling Holding LLC.

** Denotes Provisional Dissolution - pending tax clearance from the State of Incorporation.

                                       4

ERC      -      Energy Related Activity
ETC      -      Exempt Telecommunications Company
EWG      -      Exempt Wholesale Generator
FS       -      Financing Subsidiary
FUCO     -      Foreign Utility Company
NUHC     -      Nonutility Holding Company
RES      -      Real Estate
US       -      Utility Subsidiary


6. During the fourth quarter of 2002, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7. During the period October 1, 2002 through December 31, 2002, there were no Anticipatory Hedge transactions entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                               FIRSTENERGY CORP.



March 28, 2003
                                  By:        /s/ Harvey L. Wagner
                                       ------------------------------------
                                                 Harvey L. Wagner
                                           Vice President, Controller
                                          and Chief Accounting Officer
                                          (Principal Accounting Officer)

                                       6